Exhibit 99.2

SSYS Q1 2015 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: OPERATOR

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ first quarter 2015 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT OPERATOR INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3: FLS

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our first quarter 2015 financial results. On the call with us today are David Reis, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release. In addition, a replay of today’s call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website later today.

We will begin by reminding everyone that Certain statements in this press are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,” or other words.

These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd.

after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the  “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to, or filed with the SEC.

Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and press release.

Now I would like to turn the call over to our CEO, David Reis. David?

SLIDE 4: OPENING SUMMARY

SPEAKER: David Reis

Thank you, Shane, and good morning, everyone. Thank you for joining today’s call.

On April 28, we announced our preliminary financial results where we outlined the factors that impacted our first quarter performance; provided updated 2015 financial guidance; and reiterated our commitment to our longer-term investment plan.

While we are disappointed with our first quarter results, we believe the long-term opportunity in our industry remains unchanged.

We believe additive manufacturing remains in the early phases of adoption, and we are focused on developing our organization and pursuing strategies that will help drive growth over the coming years.

While we remain confident in our long-term prospects, in light of the current growth environment, we have re-examined our 2015 operating plans and have taken action to adjust near-term operating expenditures and capital investments for the remainder of 2015.

Today, we will review our first quarter results in more detail; discuss our strategies to capitalize on an attractive pipeline of future opportunities; and highlight examples  that illustrate the exciting potential for our products and services, such as our recently announced success within the aerospace industry.

But first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results. Erez?

SLIDE 5: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, David, and good morning, everyone.

The lower growth experienced in first quarter, compared to Stratasys’ historical growth rates, is primarily due to overall market weakness and a slowdown in sales across most regions and business units.

Sales were impacted by market softness that we believe was driven primarily by the following:

1.)          A decline in capital spending in certain regions and industries;

2.)          The strength of the U.S. dollar relative to foreign currencies impacted first quarter revenue by approximately $7.8 million on a constant currency basis;

3.)          Increased M&A activity within our North American channel;

4.)          Slower than expected adoption of higher-end Connex systems following the introduction of eight new Connex products in the fourth quarter;

5.)          And a period of slower than expected channel ramp up in Asia.

Total revenue in the first quarter increased by 14% to $172.7 million when compared to the $151.2 million for the same period last year. On an organic basis, which excludes the impact of acquisitions, revenue growth was flat compared to the same period last year, or 6% on a constant currency basis.

Non-GAAP net income for the first quarter was $2.0 million, or $0.04 per diluted share, compared to non-GAAP net income of $20.6 million, or $0.40 per diluted share, reported for the same period last year, due to shortfall in revenue.

MakerBot product and service revenue declined by 18% in the first quarter over last year, driven by the overall market weakness, as well as by challenges associated with the introduction and scaling of its new product platform, and its evolving distribution model.

SLIDE 6: REVENUE

Product revenue in the first quarter decreased by 2% to $126.7 million, as compared to the same period last year.

Within product revenue, system revenue decreased by 12% in the first quarter over the same period last year, with the decline driven primarily by the factors we have previously outlined.

However, consumable revenue grew according to plan during the quarter, expanding by 18% over the same period last year, or 25% on a constant currency basis, driven by increased system utilization, as well as our growing installed base of systems.

Service revenue in the first quarter increased by 112% to $46.1 million, as compared to the same period last year.

The increase in service revenue is driven primarily by the revenue contribution of Solid Concepts and Harvest Technologies, which were acquired during the third quarter of 2014, and thus not included in the prior year’s results.

Within service revenue, customer support revenue, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 28% compared to the same period last year, reflecting our growing installed base of systems.

Despite the challenges our Company faced due to market softness, we believe that our material and customer service sales successfully demonstrated how our business model can continue to generate recurring revenue from the installed base, even in a period of slower than expected industry growth.

SLIDE 7: UNIT SALES

The Company sold 7,536 3D printing and additive manufacturing systems during the first quarter, and on a pro-forma combined basis, has sold a total of 129,197 systems worldwide as of March 31, 2015.

Unit sales in the first quarter, relative to prior periods, was impacted by lower than expected MakerBot unit sales, as well as the overall impact of the market factors we outlined previously.

SLIDE 8: GROSS PROFIT

Non-GAAP gross margins declined to 54.1% for the first quarter, compared to 60.9% in the same period last year.

The decrease in gross margin was driven primarily by a product mix that included increased numbers of lower margin systems particularly within the Connex line, the impact of the inclusion of Solid Concepts and Harvest Technologies, and an overall decline in production capacity utilization at MakerBot.

SLIDE 9: OPERATING/NET PROFIT

Operating expenses increased by 36% to $94.2 million, as compared to the same period last year.

Net R&D expenses increased by 60% to $24.4 million in the first quarter over last year, driven by increased headcount, and an overall acceleration in system and material project development.

SG&A expenses increased by 29% to $69.8 million for the first quarter over last year, driven primarily by the inclusion of Solid Concepts and Harvest Technologies operating expenses.

We received a tax benefit of 132.3% in the first quarter compared to an effective tax rate of 3.8% for the same period last year.

Our tax expense was impacted by losses incurred in high tax jurisdictions that were offset by lower taxable income in low tax jurisdictions.

SLIDE 10: BALANCE SHEET/CASH FLOW

We have updated the goodwill impairment analysis of our MakerBot reporting unit, and as a result, we recognized a non-cash goodwill and other intangible asset impairment expense of $194 million in the first quarter.

Non-GAAP EBITDA for the first quarter amounted to $2.2 million.

The Company generated $3.9 million in cash from operations during the first quarter, and currently holds approximately $425 million in cash and cash equivalents, and short term bank deposits. The cash balance includes a $50 million drawdown on the Company’s revolving credit facility.

Capital expenditures amounted to approximately $14.4 million in facility and equipment investment.

Inventory increased to $131 million as compared to $123 million at the end of the fourth quarter of 2014 representing a 6% increase, driven by the company’s lower first quarter sales.

Accounts receivable decreased to $142 million, representing a 6% decrease as compared to $151 million at the end of the fourth quarter; while DSO on 12-month trailing revenue was 67, compared to 73 at the end of the fourth quarter.

SLIDE 11: SUMMARY

In summary,

1.)         Our first quarter results were lower than expected across most geographies and industries compared to growth levels the Company has experienced historically.  However, revenues for both consumables and customer support grew as expected.

2.)          We have re-examined our 2015 operating plans in light of the challenging market conditions we observed in the first quarter, and have taken immediate action to adjust near-term operating expenditures for the remainder of 2015, and are reducing our 2015 capital expenditures plans.

3.)          Most of these reductions are expected to be short-term and related to our lower near-term revenue expectations. The reductions are occurring across most areas of our business, but we continue to invest aggressively in critical areas including vertical market development, strategic accounts, customer support services, IT and channel development. Despite these adjustments, we will remain well positioned to react to an acceleration in demand, or improvements in overall market conditions.

4.)          Additionally, we recently initiated a reorganization within MakerBot that is intended to focus efforts on improving products, growing the 3D ecosystem, and increasing our efforts in the professional, education and consumer markets. As the reorganization progresses, MakerBot growth rates are expected to improve, and ramp up to, or exceed, overall company averages by 2016.

5.)          We believe that we have a strong balance sheet and are making the appropriate investments in strategic initiatives and building infrastructure to accelerate our growth moving forward, and that we are on the leading edge of our exciting industry.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2015 financial guidance. Shane.

SLIDE 12: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

As we announced on April 28, for 2015 we estimate total revenue in the range of $800 to $860 million, with non-GAAP net income in the range of $63 to $90 million, or $1.20 to $1.70 per diluted share.

We now project a GAAP net loss for fiscal 2015 of $256 million to $224 million, or ($5.0) to ($4.38) per share.

Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2015, driven primarily by the projected timing of revenue and operating expenses.

We expect to see a bottom-line benefit of the previously outlined reduction in operating expenses throughout 2015.

We continue to expect total operating expenses, as a percent of revenues, to be in the range of 46% to 47% for 2015; and capital expenditures in the range of $80 to $110 million.

Finally, we want to reiterate the following goals for the Company’s long term operating model, which include:

•                  Annual organic revenue growth of at least 25%

•                  Non-GAAP operating income as a percentage of sales of 18-23%

•                  Non-GAAP effective tax rate of 10-15%

•                  Non-GAAP net income as a percentage of sales of 16-21%

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release, providing itemized detail of the non-GAAP financial measures.

Now, I’d like to turn the call back over to David Reis. David?

SLIDE 14: STRATEGIC INVESTMENT PLAN

SPEAKER: David Reis

Thank you, Shane.

We believe our industry is poised to transform manufacturing, engineering and design processes across a wide range of sectors.

With our strong pipeline of future opportunities, and our position of leadership within the industry, we believe we are well positioned to capitalize on these opportunities.

As we mentioned earlier, we are committed to the strategic investment plan that we unveiled last quarter, which is designed to support the future growth of our business and sustain our leadership position.

The multi-year investment plan focuses on enhancing vertical industry solutions; expanding customer support services; building an enhanced sales and marketing infrastructure, and accelerating product development - all designed to support annual revenues of $3 billion in 2020.

Despite the challenges we experienced in the first quarter, at this time we see no indication of a fundamental change in the market opportunity.

SLIDE 15 & 16: ORGANIZATIONAL UPDATE

To help ensure our long-term success, we are enhancing our organizational structure, and I’d like to share a brief overview of our recent progress:

1.)         During the first quarter we combined Solid Concepts, Harvest Technologies and RedEye to form the Company’s newly branded Stratasys Direct Manufacturing division, or SDM — now, we believe, the largest custom manufacturing service organization built around additive manufacturing in North America. Our goal with SDM remains to leverage the platform into manufacturing applications, as well as across our large installed base of systems, beginning in 2016.

2.)          We recently announced the creation of Stratasys Strategic Consulting, a service offering which is designed to help customers build and implement their Additive Manufacturing vision and strategy.   Dr. Phil Reeves, and the consulting team from the recently acquired Econolyst, form the foundation of this new division.

3.)          We made several key management appointments in the first quarter to position our Company for future growth. Joshua Claman, formerly of Dell, has joined Stratasys as Chief Business Officer.  This role oversees the Company’s Global Sales, Service and Channel organizations, and will be focused on driving commercial and go-to-market focused activities across the company’s different business units.

4.)          The addition of a CBO follows the appointment of Jerome Hamilton, formerly with 3M, as Senior Vice President of Global Operations. Jerome will be tasked with leading global manufacturing, strategic sourcing and supply chain.

5.)          And finally, as part of our MakerBot reorganization, Jonathan Jaglom has been promoted to Chief Executive Officer of MakerBot.  Jonathan brings ten years of experience as a key contributor to the strong performance and scaling of operations at Objet, and then Stratasys.  We are confident he can lead MakerBot to the next level.

We believe we are making the necessary moves to prepare for the long-term opportunities we see before us, as the additive manufacturing industry moves increasingly towards manufacturing applications and vertical solutions.

SLIDE 17: AIRBUS/ULA

Global companies across a variety of industries, from aerospace and automotive, to consumer goods and medical, are looking to Stratasys to help them evaluate, develop and adopt additive manufacturing strategies.

Our Vertical Business Unit and Strategic Accounts Management infrastructure were created in part to support these emerging opportunities, and I would like to share with you some of our recent success.

In aerospace, we are observing increased interest in using additive manufacturing with certified materials for flight applications.

Today, four aerospace companies have ULTEM 9085 material certification that allows for the additive manufacture of end-use parts using Stratasys FDM technology.  In addition, we are working with several other aerospace companies that are taking steps toward manufacturing certification.

Each of these engagements is, by necessity, a long term project, as it can take months or years for aerospace companies to certify a manufacturing process and material for flight-ready parts.

A great example of our progress is our recent announcement that Airbus selected Stratasys FDM technology to produce 3D printed flight parts for their first-of-type A350 XWB aircraft.

Stratasys ULTEM 9085 thermoplastic material has been certified by Airbus according to regulatory material specifications, which includes the flame, smoke, and toxicity performance required in aircraft interiors.

Airbus initiated the development and certification of Stratasys technology and material in 2013 as a schedule risk reduction activity, which has subsequently been very valuable for the A350 XWB program.

More than 1,000 flight parts were 3D printed by Airbus for the A350 XWB on the Fortus platform using our ULTEM 9085 thermoplastic.

Compared to conventional manufacturing processes, integrating Stratasys technology is expected to allow Airbus to enjoy a greatly improved buy-to-fly ratio by manufacturing strong, lighter weight parts; with a process that reduces costs, decreases material waste, increases supply chain flexibility, and improves on-time delivery.

Airbus has taken the time, resources, and effort to qualify our technology and material, which has undergone a rigorous certification processes.

This is an example of a long-term relationship and mutual commitment to the adoption of additive manufacturing in place of traditionally manufactured flight parts, and is the end result of a lengthy effort by both companies to identify and implement Stratasys manufacturing solutions.

We believe it is reasonable to expect that as parts are certified and deployed on a specific aircraft, more applications will present themselves, and we anticipate further announcements as other projects develop.

Another aerospace initiative that we recently announced is the adoption of Stratasys additive manufacturing technology by a joint venture between Boeing and Lockheed Martin called the United Launch Alliance, or ULA.

ULA is 3D printing multiple flight-ready components for the Atlas V Rocket, including internal ducts, brackets, nozzles, and panels that are used to seal off compartments.

The initiative is generating an estimated $1 million in savings per year for ULA compared to traditionally manufactured parts.

In addition, we believe the current applications with ULA are likely just the beginning. If testing goes well, ULA intends to use 3D printed parts on unmanned space flights starting in early 2016.

Working closely with our aerospace customers, we are developing roadmaps designed to meet their long-term needs. We believe these exciting new partnerships demonstrate the success of applying our innovative products to create significant value in manufacturing, and reinforce our belief that the long-term future of our market remains bright.

Our Stratasys FDM manufacturing solutions are offered as both in-house production solutions as well as a Service via Stratasys Direct Manufacturing, giving manufacturing customers flexibility as they implement our solutions.

We look forward to continuing to collaborate with leading companies like Airbus and United Launch Alliance to advance the capabilities of additive manufacturing.

SLIDE 18: SUMMARY

In summary:

1.)          While we are disappointed with our first quarter results, at this time, we see no indication of a change in the fundamental growth drivers for additive manufacturing, and we believe the long-term opportunity remains unchanged.

2.)          We believe additive manufacturing technology remains in the early phases of adoption and we are focused on pursuing our existing strategies to drive sales growth and adoption during this challenging period.

3.)          While we remain confident in our long-term market prospects, in light of the current growth environment, we have re-examined our 2015 operating plans and have taken immediate action to adjust near-term operating expenditures for the remainder of 2015.

4.)          Finally, we are confident that our investment plan and our growth strategy will enable us to put greater focus on long-term manufacturing-related applications, such as Airbus and ULA; further position the company to capitalize on future growth opportunities; and help solidify our leading position in additive manufacturing and 3D printing.

Operator, please open the call for questions.

SLIDE XX: Q&A

SPEAKER: David Reis

Thank you for joining today’s call. We look forward to speaking with you again next quarter.

Goodbye.